

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

Neal F. Fowler
Chief Executive Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

  Re: Liquidia Technologies, Inc.
    Draft Registration Statement on Form S-1
    Submitted December 7, 2018
    CIK No. 0001330436

Dear Mr. Fowler:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Heather Percival at 202-551-3498 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: Andrew P. Gilbert